Exhibit 99.1
September 30, 2016
Midatech Pharma PLC
(“Midatech” or the “Company”)

Commencement of First in Human Immunotherapy Study Using Gold Nanoparticle Technology

Midatech (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, immunology and other therapeutic areas, today announces that its first in human Phase I study of an innovative vaccine (MTX102) using its gold nanoparticle (GNP) technology in type 1 diabetes has commenced. The results from the study are expected in 2017. The nano-vaccine approach also has potential applicability in oncology.

The MTX102 vaccine uses Midatech's primary platform GNP technology. GNPs are inert and chemically bound to small antigens which generate a tolerogenic response when injected into the skin, turning down the immune response against the insulin producing cells which cause type 1 diabetes. This is the first investigational product of its type to be used in humans.

The Phase I study of eight subjects aged 16-40 years with type 1 diabetes and residual endogenous insulin production aims to examine the general safety and tolerability of treatment. Secondary objectives are to study the feasibility of delivering GNP via microneedles and the scale and nature of immune responses generated in the body. The trial, conducted at two centres (Cardiff, UK and Linköping, Sweden), is the culmination of a four-year European Commission-supported program EE-ASI into researching beta cell preservation using Antigen Specific Immunotherapy (ASI) via GNP technology (www.ee-asi.eu).

Commenting on the announcement, Dr Jim Phillips, CEO of Midatech, said: “I am pleased to be able to announce the start of this important Phase I study which uses our GNP technology in an immunotherapy. We are hopeful that this trial will demonstrate the broad applicability of our technology and is exciting for the future of our R&D pipeline. We are pleased to be performing this study with support by a European Commission grant, and look forward to updating the market with results in 2017.”

ENDS

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley Duncan Monteith

Corporate Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary-Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About our gold nanoparticle (GNP) technology

The patented gold nanoparticle (GNP) technology has been developed to improve key parameters when bound to existing and new drugs. GNPs comprise of a core of gold metal atoms to which an organic layer of carbohydrates or glycans (e.g. glucose, galactose or lactose) are attached via gold-sulphur bonds. Linkers for therapeutic agents (e.g. small molecules and chemotherapeutics) and peptides (e.g. insulin) – are attached to the gold core during the self-formation process. This process involves intricate yet uncomplicated synthesis that produces multi-component particles that may deliver multiple drug molecules to the targeted site. The GNP platform has potential uses in Oncology, Immunology/ Auto-immunology and Neurology, amongst others.

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.